# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Titan Environmental Solutions Inc., CIK 0001514056
CUSIP: 88829H106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001493152-23-022800
Filed by CIK 0001979669
Persons authorized to receive notices and communications: Titan Environmental Solutions, 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304, (248) 775-7400

## Reporting persons
- Glen Martin Miller (CIK 0001979669): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,000,000; shared voting power 0; sole dispositive power 10,000,000; shared dispositive power 0; aggregate amount beneficially owned 10,000,000 (26.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Titan Environmental Solutions Inc.
Address of issuer's principal executive offices: 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, Michigan (MI), 48304

## Item 2. Identity and Background
Name of person filing: Glen Martin Miller ("Glen Miller").
Residence or business address: The business address of Glen Miller is 300 E. Long Lake Road, Suite 100A, Bloomfield Hills, MI 48304.
Present principal occupation or employment: In his individual capacity, Glen Miller is the Chief Executive Officer and a member of the board of directors of Titan Environmental Solutions Inc. (the "Company").
Criminal convictions in the last five years: During the last five years, Glen Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, Glen Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Glen Miller is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Company granted Glen Miller 100,000 options that are exercisable into 10,000,000 shares of the Company's common stock, par value $0.0001 per share (the "Common Stock").

## Item 4. Purpose of Transaction
Purpose of transaction:
This First Amendment is being filed to report that on December 31, 2024, Glen Miller was granted 100,000 options by the Company, which are exercisable into 10,000,000 shares of the Company's Common Stock (the "Options") pursuant to the Company's 2023 Equity Incentive Plan. Glen Miller acquired the securities of the Company reported herein as an award in connection with his employment as the Chief Executive Officer of the Company. Glen Miller holds the Company's securities for investment purposes. Glen Miller does not have any present plans or proposals with respect to any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Glen Miller intends to assess his investment in the Company on a continuing basis. Depending on various factors, including without limitation their perceptions of the Company's actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions, Glen Miller may in the future take such actions with respect to his investment in the Company as he may deem appropriate, including without limitation purchasing additional shares of Common Stock or other securities of the Company or selling or otherwise disposing of some or all of their shares of Common Stock or other securities of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this First Amendment, Glen Miller beneficially owns an aggregate of 10,000,000 shares of Common Stock (the "Miller Shares"), of which 0 are outstanding shares of Common Stock and 10,000,000 are shares of Common Stock that are issuable upon the exercise of the Options. This does not include (i) 1,250,000 shares of Common Stock issuable upon the exercise of Series A Rights, (ii) 19,343,333 shares of Common Stock issuable upon the conversion of notes issued to Glen Miller by the Company, (iii) 504,500 shares of Common Stock issuable upon the exercise of warrants issued by the Company, and (iv) 5,045 shares of the Company's Series B Preferred Stock owned of record by Glen Miller, which are convertible into Common Stock, as such securities may not be exchanged or converted (as applicable) into Common Stock at any time that the holder beneficially owns 4.99% of the Company's Common Stock. The Miller Shares represent 26.5% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this First Amendment being 37,786,391 (which represents the sum of (x) 27,786,391, which, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024, to the Reporting Persons represents the total number shares of Common Stock outstanding as of November 14, 2024 and (y) the 10,000,000 shares of Common Stock issuable upon the exercise of the Options). Glen Miller disclaims responsibility for the accuracy of the information provided by the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: Glen Miller has the sole power to vote and dispose of the Miller Shares. As of the date of this First Amendment, 0 of the Miller Shares are outstanding shares of Common Stock and 10,000,000 are shares of Common Stock that are issuable upon the exercise of the Options. This does not include (i) 1,250,000 shares of Common Stock issuable upon the exercise of Series A Rights, (ii) 19,343,333 shares of Common Stock issuable upon the conversion of notes issued to Glen Miller by the Company, (iii) 504,500 shares of Common Stock issuable upon the exercise of warrants issued by the Company, and (iv) 5,045 shares of the Company's Series B Preferred Stock owned of record by Glen Miller, which are convertible into Common Stock, as such securities may not be exchanged or converted (as applicable) into Common Stock at any time that the holder beneficially owns 4.99% of the Company's Common Stock. The Miller Shares represent 26.5% of the shares of Common Stock outstanding, with the number of shares of Common Stock deemed to be outstanding for purposes of this First Amendment being 37,786,391 (which represents the sum of (x) 27,786,391, which, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2024, to the Reporting Persons represents the total number shares of Common Stock outstanding as of November 14, 2024 and (y) the 10,000,000 shares of Common Stock issuable upon the exercise of the Options).
Transactions in the class effected during the past sixty days: Other than the acquisition of the Options as described in Item 3 above (incorporated herein by reference), Glen Miller has not effected any transactions in shares of the Company's Common Stock, in any capacity, during the 60 days immediately preceding the date of this First Amendment.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except for (1) the relationships described elsewhere herein, (2) the respective agreements pursuant to which the securities of the Company referred to herein were acquired from the Company by Glen Miller, and (3) the Company's governing documents or other instruments setting forth the designations, preferences, rights, restrictions, obligations and other characteristics or terms of the securities of the Company referred to herein that were acquired from the Company by Glen Miller, Glen Miller is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

## Signatures
- Glen Martin Miller: /s/ Glen Martin Miller, Glen Martin Miller (03/20/2025)